Exhibit 99.1

Draganfly to Integrate Drones with Knightscope Autonomous Security Robots & Systems

Knightscope Autonomous Security Robots (ASRs) & Emergency Communications Products to be Integrated with Draganfly Drones for Innovation in Public Safety.

Mountain View, California., March 13, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, and Knightscope, Inc. (NASDAQ: KSCP) a leading innovator in robotics and artificial intelligence (“AI”) technologies focused on public safety, are pleased to announce that Knightscope has selected Draganfly to jointly develop an autonomous security solution that combines Draganfly drones with Knightscope Autonomous Security Robots (ASRs), emergency communications devices & Knightscope Security Operations Center (KSOC) user interface & remote monitoring platform.

The integration of Draganfly’s drone solutions equips Knightscope with another state-of-the-art tool that, combined with its industry-leading ASRs and emergency communications platforms, enhance already powerful operational capabilities, thereby offering a scalable, efficient, and highly effective solution for modern security challenges.

Draganfly’s provision of a drone solution with Knightscope represents a significant security and perimeter monitoring technology advancement. Integration of the drone solution with ASRs, emergency communication systems and the KSOC represent a major advancement in readiness and efficiency. A rapidly deployable, multimodal operation for surveillance, monitoring, intervention, and post-event evidentiary support will benefit Knightscope’s clientele and greatly elevate community safety.

Knightscope’s ASRs and emergency communication systems provide significant benefits across various sectors including improved public safety, enhanced monitoring, and reliable two-way communications. Draganfly drones will enhance that infrastructure by providing aerial surveillance options that can quickly adapt to changing situations. Draganfly drones will patrol specific areas, follow predetermined routes, or be dispatched to investigate alarms or incidents in real-time, offering a bird’s-eye view that compliments ground-based technologies.

This proactive approach to security, combined with the drone’s ability to cover large areas rapidly, makes it an invaluable asset for public safety, critical infrastructure protection, and private security operations.

“Partnering with Draganfly marks a significant milestone in Knightscope’s journey towards redefining public safety and security. By integrating our cutting-edge autonomous security robots with Draganfly’s innovative drone technology, we are setting a new standard for comprehensive, AI-driven security solutions,” William Santana Li, CEO of Knightscope, said. “This collaboration demonstrates our commitment to utilizing the latest technologies to advance safety and operational efficiency.”

“As we embark on this groundbreaking work with Knightscope, Draganfly stands at the forefront of helping advance security with autonomous drone technology,” said Cameron Chell, President, and CEO of Draganfly. “Our work signifies a significant step forward in integrating AI-driven solutions to enhance public safety. Together, we’re flying into a future where innovation and security converge to create smarter, safer communities and industries.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s provision of a drone solution with Knightscope representing a significant security and surveillance technology advancement and the drone’s ability to cover large areas rapidly making it an invaluable asset for public safety, critical infrastructure protection, and private security operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.